Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

(949) 225-4502

March 4, 2008

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

(Request for Reconsideration)

Dear Mr. Kronforst:

Reference is made to our letter dated February 14, 2008 (the “Letter”) responding to your letter dated February 6, 2008 and subsequent conversations with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Autobytel Inc. (“Autobytel” or the “Company”) with respect to the above referenced Form 10-K filing made by Autobytel with the Commission on March 15, 2007. As noted in the Letter, we evaluated both quantitative and qualitative criteria guidance in SAB 99 and concluded, with concurrence from our auditors, that the adjustments resulting from the revision of our accounting for the patent litigation settlement is not considered material to a reasonable investor.

To further elaborate the Company’s position that recording the adjustment for the patent litigation settlement in the fourth quarter of 2007 as compared to the first quarter of 2007 does not have a significant impact on the trends identified in its financial statements for 2007, using the original numbering listed in the Letter, we have, in particular, considered the following:

2. The adjustments do not have significant impact to the trends of our financial statements because the settlement is a non-recurring item and should be excluded from other recurring operations in analyzing our trends.

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Because the settlement is a non-recurring item investors are not relying on the settlement proceeds as a trend in our core, recurring operations. The new accounting treatment will not affect a reasonable investor’s view of our previously reported financial results nor the trend in our earnings and cash flows.

•	Technology companies are typically valued based on multiples of revenue. The adjustment only has an immaterial impact on revenue.

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First quarter 2007 revenue was overstated by approximately $15,000. This was adjusted in the Form 10-Q for the quarter ended June 30, 2007. This does not impact revenue trends which is another indicator of Company performance that investors typically rely upon to evaluate their investment decisions and alternative investment opportunities.

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The nature of the patent settlement transaction is not part of the Company’s on-going operations but rather a non standard and non recurring event. As stated below, the Company believes it has fully disclosed the “non-routine” litigation settlement matter and neither the adjustment nor the timing of the recognition of the settlement proceeds in our consolidated financial statements will alter the total mix of information already publicly available regarding our on-going business trends. As such, the judgment of a reasonable person relying on Autobytel’s previously filed 2007 quarterly financial statements will not be changed or influenced by the adjustments or perceptions of the “routine” business trends of operations.

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The table below is an overview of the net (loss) income over the prior eight quarters as reported and proposed by the Company with the patent litigation settlement compared with the alternative treatment being discussed with the Staff.

	Net (loss) income
Quarter Ended	As reported w/Settlement	Alternative Treatment
Dec. 31, 2007	$(2,780)	$(4,241)
Sept. 30, 2007	(6,279)	(6,588)
June 30, 2007	(1,727)	(2,035)
Mar. 31, 2007	5,572	7,650
Dec. 31, 2006	(7,258)	(7,258)
Sept. 30, 2006	(7,879)	(7,879)
June 30, 2006	(7,868)	(7,868)
Mar. 31, 2006	(8,463)	(8,463)

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The effect of the adjustment in the 2007 fourth quarter versus the first quarter of 2007 or the insignificant adjustments in the second and third quarters does not result in changing operating losses into income or vice versa for each quarterly and year to date period impacted during 2007.

•	With respect to continuing operations, the effect of making the adjustment in the fourth quarter of 2007 does not change the Company’s trend of reported operating performance.

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If the Company had recorded, consistent with the Staff’s view, the $12 million settlement gain during the first quarter of 2007, income from continuing operations would have increased by approximately $2,078,000 from $3,403,000 to $5,481,000. All such income was the result of the settlement.

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Excluding the effect of the legal settlement from the first quarter of 2007, the Company incurred a loss from continuing operations of $6,511,000. Recording the adjustment in the fourth quarter of 2007 decreases the loss from continuing operations from $5,992,000 to $4,531,000.

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Thus, excluding the effect of the patent litigation settlement, first quarter 2007 loss of $6,496,000 is comparable to the loss of $5,992,000 in the fourth quarter of 2007, showing the true trending of the Company’s performance.

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The effect of the adjustment did not alter the underlying economics or have an impact on the operating cash flows associated with the patent settlement transaction. The remaining uncollected balance of the settlement due in installment payments over the course of the next three years will be recognized on the basis of cash received. The adjustment recorded in the 2007 fourth quarter had no impact on the timing or extent of cash proceeds associated with the patent settlement.

We therefore concluded that the accounting for the patent litigation settlement is not viewed by investors as being meaningful to the true performance trend of the Company and thus its impact on the financial statements is not considered by investors in making investing decisions. Excluding the impact of the Dealix settlement, net loss from continuing operations for the first, second, third and fourth quarters of 2007 amounts to $6,511,000, $5,483,000, $6,612,000 and $5,992,000, respectively, indicating a somewhat consistent performance over the year as adjusted for seasonality.

9. As the patent litigation settlement is not part of Autobytel’s central operations, the adjustments have no impact on the quality of Autobytel’s earnings and Autobytel believes that investors would exclude the patent litigation settlement in evaluating the operating performance of Autobytel

•	Autobytel announced the settlement and the material economic terms of the settlement in a press release on December 19, 2006 and in a Form 8-K filed with the Commission on December 22, 2006.

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In addition, in all its previously filed 2007 quarterly reports on Forms 10-Q and its 2006 Annual Report on Form 10-K with the Commission, Autobytel fully disclosed the Dealix litigation settlement. Moreover, the Company has provided disclosure in its quarterly reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007 explaining that the amount of cash proceeds associated with the settlement would not be impacted by any alternative accounting treatments related to recognition of the settlement gain.

The Company has also communicated extensively with its investors and prospective investors over the course of the last twelve months since disclosing the patent litigation settlement. The Company regularly communicates with investors, including through making presentations at investment conferences, conducting quarterly conference calls with investors to review earnings results and holding numerous meetings with analysts, prospective investors and existing shareholders.

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In most of these communications the economics of the patent litigation settlement and the accounting for the settlement were discussed. In such communications a distinction was made between the economics of the patent litigation settlement, i.e., when cash was or will be received, and the accounting for such litigation settlement. Investors were most interested in the economics and cash receipts resulting from the litigation settlement rather than the accounting methodology.

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The Company believes that adequate information is publicly available for investors to understand the economics of the patent litigation settlement and to have a sound understanding of the Company’s operating performance in making investment decisions.

With this additional information, we respectfully request reconsideration.

As the last date to file Autobytel’s Annual report on Form 10-K for the year ended December 31, 2007 is March 17, 2008, Autobytel would appreciate closure on this matter in a timeframe that will allow it to timely file its Form 10-K. We thank you for your prompt attention to this letter. We are immediately available to discuss the foregoing with you should you have any questions.

Sincerely,

/s/ Monty A. Houdeshell
Monty A. Houdeshell Executive Vice President and Chief Financial Officer

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